Filed Pursuant to Rule 433

Registration No. 333-187080

Thermo Fisher Scientific Inc.

Term Sheet

December 4, 2013

2.40% Senior Notes due 2019

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$900,000,000

Maturity Date:	February 1, 2019

Coupon (Interest Rate):	2.400%

Yield to Maturity:	2.442%

Benchmark Treasury:	1.250% due November 2018

Spread to Benchmark Treasury:	T + 100 bps

Benchmark Treasury Price and Yield:	99-02+/1.442%

Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2014

Redemption Provision:	We may redeem, at our option, the notes in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Special Mandatory Redemption:	In the event that we do not consummate the Life Technologies Acquisition on or prior to July 14, 2014 or the Merger Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.796%

Settlement Date:	December 11, 2013 (T+5)

Current Ratings*:	Moody’s: Baa3 (stable) S&P: BBB (watch negative) Fitch: BBB (negative)

CUSIP:	883556BE1

ISIN:	US883556BE18

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

RBS Securities Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce Fenner & Smith

                       Incorporated

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Co-Managers:

Banca IMI S.p.A.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors. On December 4, 2013, S&P announced that it would resolve its negative Creditwatch listing following its review of the impact of the final financing structure for Thermo Fisher Scientific Inc.’s pending acquisition of Life Technologies Corporation on Thermo Fisher Scientific Inc.’s financial risk profile.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; or by calling J.P. Morgan Securities LLC at 1-212-834-4533; or by calling RBS Securities Inc. at 1-866-884-2071.